The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-293684 and 333-293684-01

Subject to Completion. Dated August 7, 2026.

Pricing Supplement to the Prospectus and Prospectus Supplement, each dated April 17, 2026 and the Product Supplement No. 2-I dated April 17, 2026

JPMorgan Chase Financial Company LLC

Medium-Term Notes, Series A
$
Autocallable Buffered Currency-Linked Notes due 2029

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

The notes will not bear interest. The notes will mature on the stated maturity date (expected to be the second business day after the determination date, subject to adjustment), unless they are automatically called on either of the call observation dates (expected to be between 12 and 14 months after the trade date and approximately 24 months after the trade date, respectively, subject to adjustment). Your notes will be automatically called on a call observation date if the U.S. dollar (USD) / Swiss franc (CHF) exchange rate on that date is equal to or greater than the call level of 96.00% of the initial exchange rate (set on the trade date), resulting in a payment on the corresponding call payment date (expected to be the second business day after the applicable call observation date), for each $1,000 principal amount note, equal to $1,000 plus the product of $1,000 times the applicable call premium amount. The call premium amount is expected to be (i) between 10.00% and 11.77% with respect to the first call observation date and (ii) between 20.00% and 23.54% with respect to the second call observation date. The exchange rate is expressed as the number of Swiss francs needed to buy one U.S. dollar.

If your notes are not automatically called, the amount that you will be paid on your notes on the stated maturity date is based on the performance of the exchange rate as measured from and including the trade date (expected to be between August 10, 2026 and September 4, 2026) to and including the determination date (expected to be approximately 36 months after the trade date, subject to adjustment), as compared to the initial exchange rate.

By purchasing the notes, you are taking the view that the final exchange rate will be greater than or equal to 96.00% of the initial exchange rate, which means that it will take more or the same number of Swiss francs to purchase one U.S. dollar at the final exchange rate than at 96.00% of the initial exchange rate. This means that the Swiss franc has weakened relative to the U.S. dollar as compared to 96.00% of the initial exchange rate. If the final exchange rate is greater than or equal to 96.00% of the initial exchange rate, you will receive a cash payment equal to $1,000 plus the product of $1,000 times the maturity date premium amount (expected to be between 30.00% and 35.31%) for each $1,000 principal amount note. If the final exchange rate declines by more than 4.00% from the initial exchange rate (it will take a fewer number of Swiss francs to purchase one U.S. dollar at the final exchange rate than at 96.00% of the initial exchange rate), the return on your notes will be negative. You could lose your entire investment in the notes. Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC (“JPMorgan Financial”), as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

The return on your notes is capped. The maximum payment you could receive is limited if your notes are called on either call observation date because of the applicable call premium amount. If the notes are not automatically called, your payment at maturity is limited to between $1,300.00 and $1,353.10 for each $1,000 principal amount note.

If your notes are not automatically called on either call observation date, to determine your payment at maturity, we will calculate the currency return, which is the percentage increase or decrease in the final exchange rate from the initial exchange rate. On the stated maturity date, for each $1,000 principal amount note, you will receive an amount in cash equal to:

•	if the currency return is greater than or equal to -4.00% (the final exchange rate is greater than or equal to 96.00% of the initial exchange rate), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the maturity date premium amount; or
•	if the currency return is below -4.00% (the final exchange rate is less than the initial exchange rate by more than 4.00%), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) approximately 1.0417 times (c) the sum of the currency return plus 4.00%. You will receive less than $1,000.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See “Risk Factors” on page S-2 of the accompanying prospectus supplement, “Risk Factors” on page PS-11 of the accompanying product supplement and “Selected Risk Factors” on page PS-15 of this pricing supplement.

The foregoing is only a brief summary of the terms of your notes. You should read the additional disclosure provided herein so that you may better understand the terms and risks of your investment.

The estimated value of the notes, when the terms of the notes are set, will be provided in the final pricing supplement and is expected to be between $935.00 and $945.00 per $1,000 principal amount note. See “Summary Information — The Estimated Value of the Notes” on page PS-8 of this pricing supplement for additional information about the estimated value of the notes and “Summary Information — Secondary Market Prices of the Notes” on page 8 of this pricing supplement for information about secondary market prices of the notes.

Original issue date (settlement date): expected to be the third scheduled business day after the trade date (i.e., between August 13, 2026 and September 10, 2026)

Original issue price: 100.00% of the principal amount

Underwriting commission/discount: up to 3.00% of the principal amount*

Net proceeds to the issuer:          % of the principal amount

See “Summary Information — Supplemental Use of Proceeds” on page PS-9 of this pricing supplement for information about the components of the original issue price of the notes.

*J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to an unaffiliated dealer. In no event will these selling commissions exceed 3.00% of the principal amount. See “Plan of Distribution (Conflicts of Interest)” on page PS-68 of the accompanying product supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing Supplement dated          , 2026

The original issue price, fees and commissions and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with fees and commission and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the price you pay for your notes.

We may use this pricing supplement in the initial sale of the notes. In addition, JPMS or any other affiliate of ours may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless JPMS or its agents inform the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Summary Information

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●	Product supplement no. 2-I dated April 17, 2026:

http://www.sec.gov/Archives/edgar/data/19617/000121390026045216/ea0285802-25_424b2.pdf

●	Prospectus supplement and prospectus, each dated April 17, 2026:

http://www.sec.gov/Archives/edgar/data/19617/000095010326005889/crt_dp245141-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, a direct, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Exchange rate: the USD/CHF exchange rate, on any relevant day, will equal an exchange rate of Swiss francs per one U.S. dollar, as determined by the calculation agent, expressed as the Swiss franc (CHF) value of one U.S. dollar (USD), as reported by Refinitiv Ltd. (“Refinitiv”) on Refinitiv page “USDCHFFIXM=WM” (or any successor page), at approximately 10:00 a.m., New York City time. In certain circumstances, the level of the USD/CHF exchange rate will be based on the alternative calculation of the exchange rate described under “Description of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Reference Currency Relative to a Single Base Currency” on page PS-45 of the accompanying product supplement or “The Underlyings — Currencies — Succession Events” on page PS-25 of the accompanying product supplement.  Notwithstanding anything to the contrary in the accompanying product supplement, the exchange rate will not be rounded.

By purchasing the notes, you are taking the view that the final exchange rate will be greater than or equal to 96.00% of the initial exchange rate, which means that it will take more or the same number of Swiss francs to purchase one U.S. dollar at the final exchange rate than at 96.00% of the initial exchange rate. This means that the Swiss franc has weakened relative to the U.S. dollar as compared to 96.00% of the initial exchange rate.

PS-3

Principal amount: each note will have a principal amount of $1,000; $          in the aggregate for all the offered notes; the aggregate principal amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement.

Purchase at amount other than principal amount: the amount we will pay you on a call payment date or at the stated maturity date, as applicable, for your notes will not be adjusted based on the price you pay for your notes, so if you acquire notes at a premium (or discount) to the principal amount and hold them to a call payment date or the stated maturity date, as applicable, it could affect your investment in a number of ways. The return on your investment in the notes will be lower (or higher) than it would have been had you purchased the notes at the principal amount. Also, the stated buffer level would not offer the same benefit to your investment as would be the case if you had purchased the notes at the principal amount. See “Selected Risk Factors — Risks Relating to the Notes Generally — If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-16 of this pricing supplement.

Cash settlement amount (on a call payment date): if your notes are automatically called on a call observation date because the exchange rate on that day is equal to or greater than the call level, for each $1,000 principal amount note, we will pay you on the applicable call payment date an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the call premium amount applicable to the corresponding call observation date.

Cash settlement amount (on the stated maturity date): if your notes are not automatically called, for each $1,000 principal amount note, we will pay you on the stated maturity date an amount in cash equal to:

•	if the final exchange rate is greater than or equal to the buffer level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the maturity date premium amount; or
•	if the final exchange rate is less than the buffer level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the buffer rate times (c) the sum of the currency return plus the buffer amount. You will receive less than $1,000.

Initial exchange rate (to be set on the trade date and will be the exchange rate on the trade date):          . The accompanying product supplement refers to the initial exchange rate as the “Initial Value.”

Final exchange rate: the exchange rate on the determination date. In certain circumstances, the final exchange rate will be based on the alternative calculation of the exchange rate described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Reference Currency Relative to a Single Base Currency” on page PS-45 of the accompanying product supplement or “The Underlyings — Currencies — Succession Events” on page PS-56 of the accompanying product supplement. The accompanying product supplement refers to the final exchange rate as the “Final Value.”

Call level: 96.00% of the initial exchange rate, with respect to each call observation date

Currency return: the quotient of (i) the final exchange rate minus the initial exchange rate divided by (ii) the initial exchange rate, expressed as a percentage

Call premium amount (to be provided in the final pricing supplement): expected to be between 10.00% and 11.77% with respect to the first call observation date and between 20.00% and 23.54% with respect to the second call observation date. Therefore, the maximum payment you could receive on a call payment date is expected to be between $1,100.00 and $1,117.70 if your notes are called on the first call observation date and between $1,200.00 and $1,235.40 if your notes are called on the second call observation date.

PS-4

Maturity date premium amount (to be provided in the final pricing supplement): expected to be between 30.00% and 35.31%. Therefore, the maximum payment you could receive on the stated maturity date is expected to be between $1,300.00 and $1,353.10.

Buffer level: 96.00% of the initial exchange rate

Buffer amount: 4.00%

Buffer rate: the quotient of the initial exchange rate divided by the buffer level, which equals approximately 1.0417

Trade date (to be provided in the final pricing supplement): a specified date that is expected to be between August 10, 2026 and September 4, 2026

Original issue date (settlement date) (to be provided in the final pricing supplement): a specified date that is expected to be the third scheduled business day after the trade date (i.e., between August 13, 2026 and September 10, 2026)

Call observation dates (to be provided in the final pricing supplement): two specified dates that are expected to be between 12 and 14 months after the trade date and approximately 24 months after the trade date, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Reference Currency Relative to a Single Base Currency” on page PS-45 of the accompanying product supplement. A call observation date is considered a determination date under the accompanying product supplement.

Call payment dates (to be provided in the final pricing supplement): two specified dates that each is expected to be the second business day after the applicable call observation date, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Payment Date” on page PS-45 of the accompanying product supplement

Determination date (to be provided in the final pricing supplement): a specified date that is expected to be approximately 36 months after the trade date, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Reference Currency Relative to a Single Base Currency” on page PS-45 of the accompanying product supplement

Stated maturity date (to be provided in the final pricing supplement): a specified date that is expected to be the second scheduled business day after the determination date, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Payment Date” on page PS-45 of the accompanying product supplement. The accompanying product supplement refers to the stated maturity date as the “maturity date.”

No interest: The offered notes will not bear interest.

No listing: The offered notes will not be listed on any securities exchange or interdealer quotation system.

Automatic redemption: As described under “Description of the Notes — Payments on the Notes — Payment upon Early Redemption, Acceleration or Early Repurchase — Automatic Redemption” on page PS-7 of the accompanying product supplement and “— Cash settlement amount (on a call payment date)” above

Business day: as described under “General Terms of Notes — Postponement of a Payment Date” on page PS-44 of the accompanying product supplement

Trading day: notwithstanding anything to the contrary under “General Terms of Notes — Postponement of a Determination Date — Additional Defined Terms” on page PS-48 of the accompanying product

PS-5

supplement, with respect to the Swiss franc relative to the U.S. dollar, a day on which Refinitiv, through its currency market data services, publishes spot rates for the Swiss franc relative to the U.S. dollar. The accompanying product supplement refers to a trading day as a “currency business day.”  Dates on which Refinitiv does not, through its currency market data services, publish spot rates for the Swiss franc relative to the U.S. dollar may be found on its website.  Information contained in Refinitiv’s website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.  We make no representation or warranty as to the accuracy or completeness of the information contained in Refinitiv’s website.

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page PS-42 of the accompanying product supplement, as supplemented by “— Supplemental Use of Proceeds” below

Tax treatment: You should review carefully the section entitled “United States Federal Taxation” in the accompanying prospectus supplement. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “United States Federal Taxation — Tax Consequences to U.S. Holders — Program Securities Treated as Prepaid Financial Contracts That are Open Transactions,” and in particular the subsection thereof entitled "— Taxable Disposition — Foreign Currency-Linked Program Securities" in the accompanying prospectus supplement. Assuming that “open transaction” treatment is respected, the gain or loss on your notes will generally be ordinary foreign currency income or loss under Section 988 of the Code. Ordinary foreign currency losses are potentially subject to certain reporting requirements. However, investors in certain forward contracts, futures contracts or option contracts generally are entitled to make an election to treat foreign currency gain or loss as capital gain or loss (a “Section 988 Election”). Due to the lack of authority directly addressing the availability of the Section 988 Election for instruments such as these, it is unclear whether the Section 988 Election is available. If the Section 988 Election is available and you make this election before the close of the day on which you acquire a note, all gain or loss you recognize on a sale or exchange of that note should be treated as capital gain or loss, and as long-term capital gain or loss if you have held the note for more than one year at that time. A Section 988 Election with respect to a note is made by (a) clearly identifying the note on your books and records, on the date you acquire it, as being subject to this election and filing the relevant statement verifying this election with your U.S. federal income tax return or (b) obtaining independent verification under procedures set forth in the Treasury regulations under Section 988. You should consult your tax adviser regarding the advisability, availability, mechanics and consequences of a Section 988 Election, as well as the special reporting requirements that apply to foreign currency losses in excess of specified thresholds.

In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

ERISA: as described under “Benefit Plan Investor Considerations” on page PS-70 of the accompanying product supplement

PS-6

Supplemental plan of distribution: as described under “Plan of Distribution (Conflicts of Interest)” on page PS-68 of the accompanying product supplement; we estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately
$          . We expect to agree to sell to JPMS, and JPMS expects to agree to purchase from us, the aggregate principal amount of the notes specified on the front cover of this pricing supplement. JPMS proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to an unaffiliated dealer at that price and to pay that dealer a selling commission not in excess of 3.00% of the principal amount.

Conflicts of interest: JPMS has a “conflict of interest” within the meaning of FINRA Rule 5121 in any offering of the notes in which it participates because JPMorgan Chase & Co. owns, directly or indirectly, all of the outstanding equity securities of JPMS, because JPMS and we are under common control by JPMorgan Chase & Co. and because the net proceeds received from the sale of the notes will be used, in part, by JPMS or its affiliates in connection with hedging our obligations under the notes. The offering of the notes will comply with the requirements of Rule 5121 of Financial Industry Regulatory Authority, Inc. (“FINRA”) regarding a FINRA member firm’s underwriting of securities of an affiliate. In accordance with FINRA Rule 5121, neither JPMS nor any other affiliated agent of ours may make sales in the offering of the notes to any of its discretionary accounts without the specific written approval of the customer.

Calculation agent: JPMS

CUSIP no.: 46660NDK6

ISIN no.: US46660NDK63

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement:

(a) the Swiss franc is the Reference Currency and the U.S. dollar is the Base Currency, as those terms are used in the accompanying product supplement; and

(b) all references to each of the following terms used in the accompanying product supplement will be deemed to refer to the corresponding term used in this pricing supplement, as set forth in the table below:

Product Supplement Term	Pricing Supplement Term
Spot Rate	exchange rate
Initial Value	initial exchange rate
Final Value	final exchange rate
currency business day	trading day
pricing date	trade date
maturity date	stated maturity date
term sheet	preliminary pricing supplement

In addition, the following terms used in this pricing supplement are not defined in the accompanying product supplement: currency return, call premium amount, maturity date premium amount, call observation date, call payment date, cash settlement amount, call level, buffer level, buffer amount and buffer rate. Accordingly, please refer to “Key Terms” on page PS-3 of this pricing supplement for the definitions of these terms.

PS-7

The Estimated Value of the Notes

The estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes, set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” on page PS-18 of this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” on page PS-18 of this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and the unaffiliated dealer, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, the estimated cost of hedging our obligations under the notes and the fees, if any, paid for third-party data analytics and/or electronic platform services. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits realized in hedging our obligations under the notes, if any, may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. A fee will also be paid to iCapital Markets LLC, an electronic platform in which an affiliate of Goldman Sachs & Co. LLC, who is acting as a dealer in connection with the distribution of the notes, holds an indirect minority equity interest, for services it is providing in connection with this offering. See “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price of the Notes” on page PS-18 of this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” on page PS-19 of this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over the period from the trade date through          , 2026 (expected to be approximately 3 months after the trade date). The length of any

PS-8

such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” on page PS-18 of this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Examples” on page PS-10 of this pricing supplement for an illustration of the risk-return profile of the notes and “Historical Exchange Rates” on page PS-22 of this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and the unaffiliated dealer, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes, plus the fees, if any, paid for third-party data analytics and/or electronic platform services.

PS-9

Hypothetical Examples

The following table and examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical exchange rates on a call observation date and on the determination date could have on whether the notes are automatically called on a call observation date or the cash settlement amount on the stated maturity date, as the case may be, assuming all other variables remain constant.

Appreciation of the Swiss franc relative to the U.S. dollar will cause the exchange rate to decrease, and depreciation of the Swiss franc relative to the U.S. dollar will cause the exchange rate to increase.  By purchasing this note, you are taking the view that the final exchange rate will be greater than or equal to 96.00% of the initial exchange rate (it will take more or the same number of Swiss francs to purchase one U.S. dollar at the final exchange rate than at 96.00% of the initial exchange rate). This means that the Swiss franc has weakened relative to the U.S. dollar as compared to the 96.00% of the initial exchange rate. If the final exchange rate is less than 96.00% of the initial exchange rate (it will take a fewer number of Swiss francs to purchase one U.S. dollar at the final exchange rate than at 96.00% of the initial exchange rate), the return on your notes will be negative.

The examples below are based on a range of exchange rates that are entirely hypothetical; no one can predict what the exchange rate will be on any day throughout the term of your notes, and no one can predict what the exchange rate will be on a call observation date or on the determination date. The exchange rate has been highly volatile in the past — meaning that the exchange rate has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the principal amount and held to a call payment date or the stated maturity date, as applicable. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the exchange rate and our and JPMorgan Chase & Co.’s creditworthiness. In addition, the estimated value of the notes will be less than the original issue price. For more information on the estimated value of the notes, see “Summary Information — The Estimated Value of the Notes” on page PS-8 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Principal amount	$1,000
Buffer level	96.00% of the initial exchange rate
Buffer rate	approximately 1.0417
Buffer amount	4.00%
Initial exchange rate	0.80
Call level on each call observation date	96.00% of the initial exchange rate
Call premium amount	10.00% for the first call observation date 20.00% for the second call observation date
Maturity date premium amount	30.00%
Neither the originally scheduled call observation date nor the originally scheduled determination date is a disrupted day. During the term of the notes, a currency succession event does not occur
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Notes purchased on original issue date at the principal amount and held to a call payment date or the stated maturity date, as applicable

Moreover, we have not yet set the initial exchange rate that will serve as the baseline for determining the currency return and the amount that we will pay on your notes, if any, on a call payment date or at maturity. We will not do so until the trade date. As a result, the actual initial exchange rate may differ substantially from the exchange rate prior to the trade date.

For these reasons, the actual performance of the exchange rate over the term of your notes, as well as whether the notes are automatically called on a call observation date and the amount payable on a call payment date or at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical levels of the exchange rate shown elsewhere in this pricing supplement. For information about the exchange rate during recent periods, see “Historical Exchange Rates” below. Before investing in the offered notes, you should consult publicly available information to determine the exchange rates between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the applicable currencies.

If your notes are automatically called on the first call observation date (i.e., the exchange rate on the first call observation date is greater than or equal to the call level), the cash settlement amount that we would deliver for each $1,000 principal amount note on the applicable call payment date would be the sum of $1,000 plus the product of $1,000 times the applicable call premium amount. If, for example, the exchange rate on the first call observation date were determined to be 115.000% of the initial exchange rate, your notes would be automatically called and the cash settlement amount that we would deliver on your notes on the corresponding call payment date would be 110.00% of the principal amount or $1,100.00 for each $1,000 principal amount note.

If, for example, the notes are not automatically called on the first call observation date but are called on the second call observation date (i.e., the exchange rate on the first call observation date is less than the call level and the exchange rate on the second call observation date is greater than or equal to the call level), the cash settlement amount that we would deliver for each $1,000 principal amount note on the applicable call payment date would be the sum of $1,000 plus the product of $1,000 times the applicable call premium amount. If, for example, the exchange rate on the second call observation date were determined to be 130.000% of the initial exchange rate, your notes would be automatically called and the cash settlement amount that we would deliver on your notes on the corresponding call payment date would be 120.000% of the principal amount or $1,200.00 for each $1,000 principal amount note.

If the notes are not automatically called on either call observation date (i.e., the exchange rate on each call observation date is less than the call level), the cash settlement amount we would deliver for each $1,000 principal amount note on the stated maturity date will depend on the performance of the exchange rate on the determination date, as shown in the table below. The table below assumes that the notes have not been automatically called on either call observation date and reflects hypothetical cash settlement amounts that you could receive on the stated maturity date.

The levels in the first column of the table below represent hypothetical final exchange rates, each expressed as a number of Swiss francs per one U.S. dollar. The amounts in the second column of the table below also represent hypothetical final exchange rates but expressed as percentages of the initial exchange rate. The amounts in the third column represent the hypothetical payments at maturity, based on the corresponding hypothetical final exchange rate (expressed as a percentage of the initial exchange rate), and are expressed as percentages of the principal amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical payment at maturity of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the offered notes on the stated maturity date would equal 100.000% of the principal amount of a note, based on the

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corresponding hypothetical final exchange rate (expressed as a percentage of the initial exchange rate) and the assumptions noted above.

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The Notes Have Not Been Automatically Called
Hypothetical Final Exchange Rate (as Number of Swiss Francs Per One U.S. Dollar)	Hypothetical Final Exchange Rate (as Percentage of Initial Exchange Rate)	Hypothetical Payment at Maturity (as Percentage of Principal Amount)
1.20000	150.000%	130.000%
1.12000	140.000%	130.000%
1.04000	130.000%	130.000%
0.96000	120.000%	130.000%
0.88000	110.000%	130.000%
0.84000	105.000%	130.000%
0.82000	102.500%	130.000%
0.80000	100.000%	130.000%
0.78400	98.000%	130.000%
0.76800	96.000%	130.000%
0.76792	95.990%	99.990%
0.72000	90.000%	93.750%
0.60000	75.000%	78.125%
0.40000	50.000%	52.083%
0.20000	25.000%	26.042%
0.00000	0.000%	0.000%

If, for example, the notes have not been automatically called on either call observation date and the final exchange rate were determined to be 0.20000, or 25.000% of the initial exchange rate, the payment that we would deliver on your notes at maturity would be approximately 26.042% of the principal amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the principal amount and held them to the stated maturity date, you would lose approximately 73.958% of your investment (if you purchased your notes at a premium to principal amount, you would lose a correspondingly higher percentage of your investment). In addition, if the final exchange rate were determined to be 1.20000, or 150.000% of the initial exchange rate, the payment that we would deliver on your notes at maturity would be 130.000% of each $1,000 principal amount note, as shown in the table above. As a result, if you held your notes to the stated maturity date, the cash settlement amount would be capped and you would not benefit from any increase in the final exchange rate above the initial exchange rate.

The payments on a call payment date or at maturity shown above are entirely hypothetical; they are based on exchange rates that may not be achieved on a call observation date or the determination date, as applicable, and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payments at maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical payments on a call payment date or at maturity on notes held to the applicable call payment date or the stated maturity date, as applicable, in the examples above assume you purchased your notes at their principal amount and have not been adjusted to reflect the actual price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the principal amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” on page PS-19 of this pricing supplement.

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The hypothetical returns on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

We cannot predict the actual exchange rate on a call observation date or the determination date or what the market value of your notes will be on any particular day, nor can we predict the relationship between the exchange rate and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, on a call payment date or at maturity and the rate of return on the offered notes will depend on whether the notes are automatically called, the actual initial exchange rate, call premium amounts and maturity date premium amount we will provide in the final pricing supplement and the actual exchange rate determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on a call payment date or on the stated maturity date may be very different from the information reflected in the table and examples above.

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Selected Risk Factors

An investment in your notes is subject to the risks described below, as well as the risks described under the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the applicable currencies or other instruments linked to the exchange rate. You should carefully consider whether the offered notes are suited to your particular circumstances.

Risks Relating to the Notes Generally

You May Lose Some or All of Your Investment in the Notes

The notes do not guarantee any return of principal. If your notes are not automatically called on the call observation date, the return on the notes at maturity is linked to the performance of the exchange rate, and will depend on whether, and the extent to which, the currency return is positive or negative. Your investment will be exposed to loss on a leveraged basis if the final exchange rate is less than the initial exchange rate by more than 4%. For every 1% that the final exchange rate is less than the initial exchange rate by more than 4%, you will lose an amount equal to approximately 1.0417% of the principal amount of your notes. Accordingly, you could lose some or all of your initial investment at maturity. Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Cash Settlement Amount You Will Receive on a Call Payment Date or on the Stated Maturity Date, as the Case May Be, Will Be Capped

The cash settlement amount you may receive on any call payment date or the stated maturity date is capped, regardless of any appreciation in the exchange rate, which may be significant.  Even if the exchange rate on a call observation date exceeds the call level or if the final exchange rate exceeds the buffer level, the return on your notes on the relevant call payment date or the stated maturity date, as applicable, will be limited to the applicable call premium amount or the maturity date premium amount (each of which will be set on the trade date), as applicable, and you will not benefit from the increase in the exchange rate above the initial exchange rate.  Accordingly, the amount payable on your notes may be significantly less than it would have been had you invested directly in the applicable currencies or other instruments linked to the exchange rate.

Your Notes Are Subject to Automatic Call

We will automatically call all, but not part, of your notes on a call observation date, if the exchange rate on that date is greater than or equal to the call level. Under these circumstances, we will pay you the applicable cash settlement amount on the applicable call payment date. Therefore, the term for your notes may be reduced to as short as approximately twelve to fourteen months after the original issue date. You may not be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to maturity.

The Notes Are Subject to the Credit Risks of JPMorgan Financial and JPMorgan Chase & Co.

The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

PS-15

As a Finance Subsidiary, JPMorgan Financial Has No Independent Activities and Has Limited Assets

As a finance subsidiary of JPMorgan Chase & Co., we have no independent activities beyond the issuance and administration of our securities and the collection of intercompany obligations. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of JPMorgan Chase & Co. to make payments under loans made by us to JPMorgan Chase & Co. or under other intercompany agreements. As a result, we are dependent upon payments from JPMorgan Chase & Co. to meet our obligations under the notes. We are not an operating subsidiary of JPMorgan Chase & Co. and in a bankruptcy or resolution of JPMorgan Chase & Co. we are not expected to have sufficient resources to meet our obligations in respect of the notes as they come due. If JPMorgan Chase & Co. does not make payments to us and we are unable to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co. For more information, see “Risk Factors — Holders of securities issued by JPMorgan Financial may be subject to losses if JPMorgan Chase & Co. were to enter into a resolution” in the accompanying prospectus supplement.

No Interest Payments

As a holder of the notes, you will not receive interest payments. As a result, even if the amount payable for your notes on a call payment date or the stated maturity date exceeds the principal amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-currency-linked debt security of comparable maturity that bears interest at a prevailing market rate.

We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate principal amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The amount you will be paid for your notes on a call payment date or the stated maturity date, as applicable, will not be adjusted based on the price you pay for the notes. If you purchase notes at a price that differs from the principal amount of the notes, then the return on your investment in the notes held to a call payment date or the stated maturity date, as applicable, will differ from, and may be substantially less than, the return on notes purchased at the principal amount. If you purchase your notes at a premium to the principal amount and hold them to a call payment date or the stated maturity date, as applicable, the return on your investment in the notes will be lower than it would have been had you purchased the notes at the principal amount or a discount to the principal amount. In addition, the impact of the buffer level on the return on your investment will depend upon the price you pay for your notes relative to the principal amount. For example, if you purchase your notes at a premium to the principal amount, and the notes have not been automatically called, the buffer level, while still providing an increase in the return on the notes if the final exchange rate is greater than or equal to the buffer level, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at the principal amount or a discount to the principal amount.

Lack of Liquidity

The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to

PS-16

make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

The Final Terms and Valuation of the Notes Will Be Provided in the Final Pricing Supplement

The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the final pricing supplement. In particular, each of the estimated value of the notes, the call premium amounts and the maturity date premium amount will be provided in the final pricing supplement and each may be as low as the applicable minimum set forth on the cover of this pricing supplement or under “Summary Information — Key Terms,” as applicable. Accordingly, you should consider your potential investment in the notes based on the minimums for the estimated value of the notes, the call premium amounts and the maturity date premium amount.

The Tax Consequences of an Investment in the Notes Are Uncertain

There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the IRS. The IRS might not accept, and a court might not uphold, the treatment of the notes described in “Key Terms — Tax treatment” in this pricing supplement and in “United States Federal Taxation” in the accompanying prospectus supplement. If the IRS were successful in asserting an alternative treatment for the notes, the timing and character of any income or loss on the notes could differ materially and adversely from our description herein. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section entitled “United States Federal Taxation” in the accompanying prospectus supplement and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Risks Relating to Conflicts of Interest

Potential Conflicts of Interest

We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes. Also, the distributor from which you purchase the notes may conduct hedging activities for us in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests, the economic interests of any distributor performing such duties and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, and the business activities of any distributor from which you purchase the notes, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. If the distributor from which you purchase notes is to conduct hedging activities for us in connection with the notes, that distributor may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the distributor receives for the sale of the notes to you. You should be aware that the potential to earn fees in

PS-17

connection with hedging activities may create a further incentive for the distributor to sell the notes to you in addition to the compensation they would receive for the sale of the notes. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” on page PS-17 of the accompanying product supplement for additional information about these risks.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

The Estimated Value of the Notes Will Be Lower Than the Original Issue Price of the Notes

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, the estimated cost of hedging our obligations under the notes and the fees, if any, paid for third-party data analytics and/or electronic platform services. See “Summary Information — The Estimated Value of the Notes” on page PS-8 of this pricing supplement.

The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates

The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “Summary Information — The Estimated Value of the Notes” on page PS-8 of this pricing supplement.

The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate

The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “Summary Information — The Estimated Value of the Notes” on page PS-8 of this pricing supplement.

The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs, our internal secondary market funding rates for structured debt issuances and the fees paid for third-party data analytics and/or electronic platform services. See “Summary Information — Secondary Market Prices of the Notes” on

PS-18

page PS-8 of this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

Secondary Market Prices of the Notes Will Likely Be Lower Than the Original Issue Price of the Notes

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, estimated hedging costs and fees, if any, paid for third-party data analytics and/or electronic platform services that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount and/or fees for use of an electronic platform to facilitate secondary market activity. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Risks Relating to the Notes Generally — Lack of Liquidity” on page PS-16 of this pricing supplement.

Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the exchange rate, including:

•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the actual and expected volatility of the exchange rate of the Swiss franc relative to the U.S. dollar;
•	the time to maturity of the notes;
•	the suspension or disruption of market trading in the Swiss franc or the U.S. dollar;
•	interest and yield rates in the market generally; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

PS-19

Risks Relating to the Exchange Rate

The Notes Might Not Pay as Much as a Direct Investment in the U.S. Dollar or the Swiss Franc

You may receive a lower payment at maturity than you would have received if you had invested directly in the U.S. dollar or the Swiss franc individually, a combination of the U.S. dollar or the Swiss franc or contracts related to the U.S. dollar and the Swiss franc and for which there is an active secondary market.

The Notes Are Subject to Currency Exchange Risk

Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the Swiss franc relative to the U.S. dollar is at any moment a result of the supply and demand for those currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the United States, Switzerland and other relevant countries or regions.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in the United States and Switzerland and between each country and its major trading partners;
•	political, civil or military unrest in the United States and Switzerland; and
•	the extent of governmental surplus or deficit in the United States and Switzerland.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the United States, Switzerland and those of other countries important to international trade and finance.

Governmental Intervention Could Materially and Adversely Affect the Value of the Notes

Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those issuing the U.S. dollar and the Swiss franc, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

Even Though the U.S. Dollar and the Swiss Franc Trade Around-the-Clock, the Notes Will Not

Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the U.S. dollar and the Swiss franc are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

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Currency Exchange Risks Can Be Expected to Heighten in Periods of Financial Turmoil

In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others, leading to sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the U.S. government and governments of other major world currencies, have recently made, and are expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Swiss franc relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

Currency Market Disruptions May Adversely Affect Your Return

The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the exchange rates. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See “The Underlyings — Currencies — Market Disruption Events for a Reference Currency Relative to a Base Currency” in the accompanying product supplement for further information on what constitutes a market disruption event.

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Historical Exchange Rates

The exchange rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the exchange rate during any period shown below is not an indication that the exchange rate is more or less likely to increase or decrease at any time during the term of your notes.

You should not take the historical levels of the exchange rate as an indication of the future performance of the exchange rate. We cannot give you any assurance that the future performance of the exchange rate will result in the notes being automatically called on a call observation date or a return of any of your initial investment on the stated maturity date. Neither we nor any of our affiliates make any representation to you as to the performance of the exchange rate. The actual performance of the exchange rate over the term of the offered notes, as well as the amount payable on a call payment date or at maturity, may bear little relation to the historical rates shown below.

The graph below shows the USD/CHF exchange rates on each day from January 4, 2021 through August 5, 2026, as shown on the Bloomberg Professional® service (“Bloomberg”). We obtained the exchange rates shown in the graph from Bloomberg, without independent verification. The historical exchange rates in the graph below were determined using the rates reported by Bloomberg and may not be indicative of the exchange rate of the Swiss franc relative to the U.S. dollar that would be derived from the applicable Refinitiv page. The exchange rate of the Swiss franc relative to the U.S. dollar on August 5, 2026 was 0.80805, determined in the manner set forth under “Summary Information — Key Terms — Exchange rate” in this pricing supplement.

The exchange rates are expressed as the amount of Swiss franc per U.S. dollar. An increase in the exchange rate for a given day indicates a strengthening of the U.S. dollar against the Swiss franc (i.e., the number of Swiss francs required to purchase one U.S. dollar increases), while a decrease in the exchange rate indicates a relative weakening of the U.S. dollar against the Swiss franc (i.e., the number of Swiss francs required to purchase one U.S. dollar decreases).

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